Exhibit 99.1

Attention ASX Company Announcements Platform

Lodgment of Open Briefing®

Progen Pharmaceuticals Limited

16 Benson Street

Toowong, Queensland 4066

Date of lodgment: 21-August-2007

Title: Open Briefing®. Progen. Phase 3 Contract Research Organisation

Record of interview:

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Progen Pharmaceuticals Limited (ASX Code: PGL, NASDAQ code: PGLA) has recently made a series of announcements confirming key elements related to the planned Phase 3 clinical trial of the Company’s anti-cancer drug, PI-88, in liver cancer. Specifically, Progen has announced an agreement with Quintiles Transnational, a leading global Contract Research Organisation (CRO), and has also finalised a number of key design characteristics of the trial. Can you please explain what these characteristics are and why are they important in terms of approval, potential time to market and commercialisation of the product?

CEO Justus Homburg

The Phase 3 trial, which Quintiles will manage for us, has been designed to determine, as its primary endpoint, disease free survival (DFS). The trial will include approximately 600 patients in 14 different countries across North America, Europe and Asia. This Phase 3 trial will assess patients who have had tumors surgically removed from their livers, the same type of patients as took part in our recently completed Phase 2 trial. Half the patients will take PI-88 after surgical removal of tumours, the remaining patients will receive a placebo so that a direct statistical comparison between the placebo and PI-88 can be made. The trial will be double-blinded, meaning neither the patient nor the medical staff knows whether they are taking PI-88 or the placebo drug with independent radiological confirmation of time of tumour recurrence.

There are many benefits to this trial design relative to the recently completed Phase 2 trial in the same indication. First, we will be treating a much larger patient group than we did in the Phase 2 trial, which should increase the likelihood of meeting the primary endpoint. Second, we are treating patients for a longer period of time than in the Phase 2 trial, so biologically PI-88 has a longer period to act and delay tumour recurrence. In addition, the double-blinded, placebo-controlled design, with independent radiological confirmation of recurrence, will generate the most scientifically robust data under the most rigorous of conditions. Finally, because the trial is event-based, we will monitor patients in order to reach a certain number of recurrence events rather than monitor patients simply for a pre-determined length of time, which should decrease the length of the trial.

This combination of features will provide us with the best quality data, as quickly and cost effectively as possible, whilst simultaneously delivering a registration package for multiple countries that will enhance the pace at which we can commercialise the drug.

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You have indicated that the design will allow for a potentially more cost-effective trial than previously anticipated. Why has your cost expectation changed?

CEO Justus Homburg

The overall cost of the study should benefit from the estimated reduction in the required number of patients for the trial, which currently is approximately 600, rather than our original estimate of up to 1,200.

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What are the key reasons for engaging Quintiles to operate the study?

CEO Justus Homburg

Due to its global prominence and extensive experience, especially in oncology, Quintiles is in an extremely strong position to support us through this trial, primarily because they operate offices in each of the countries where we will be conducting the trial. They are staffed with resident employees who speak the language and understand local customs and regulations. Of particular importance, Quintiles has a significant presence in the Asian region, which will help enormously, given the epidemiology of liver cancer there.

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Why is the trial being conducted multi-nationally?

CEO Justus Homburg
We chose to conduct the trial multi-nationally primarily to support and facilitate approximately a dozen anticipated regulatory filings in the major markets for PI-88 in Hepatocellular carcinoma.

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You are moving toward initiating a Phase 3 trial while continuing discussions with the FDA regarding conducting the trial via a Special Protocol Assessment (SPA). What is the status of your application?

CEO Justus Homburg

This is an iterative process and we are pleased that the major components of the protocol have now been positively reviewed by the FDA. We are currently finalising a few remaining aspects of the protocol’s Statistical Analysis Plan for further review by the FDA. Critically, whilst we continue our dialogue with the FDA on specific details of the protocol, we are in parallel driving hard with Quintiles to launch this trial consistent with the target of starting patient enrolment before the end of this year.

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What commercialisation strategy are you likely to pursue for PI-88?

CEO Justus Homburg

We will continue to assess all of our commercialisation opportunities in parallel, and if partnering the product at a particular stage will create the greatest value, then of course we will partner PI-88. Partnering is not, however, a necessity for us to continue moving forward through to commercialisation. It is important to note that we have sufficient financial resources to fund the Phase 3 development of PI-88 in this indication.

In terms of our market roll-out strategy, we are pursuing a clinical development and registration approach where PI-88 will be the first drug that targets post-resection liver cancer to get to market in the U.S., Europe, Japan, China, Taiwan, Korea, and other South East Asian countries. The Phase 3 clinical development plan has been designed to support this registration plan.

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What impact will the Evaluation of Products (EMEA) orphan drug designation announced last week have on the commercialisation potential of PI-88?

CEO Justus Homburg

Once approved, the EMEA orphan drug designation for PI-88 for the treatment of primary liver cancer will provide market exclusivity in Europe for up to 10 years. Additionally, orphan drug status reduces the fees associated with various aspects of the regulatory process, including the application for marketing approval, and provides access to EMEA guidance in preparing protocols on studies relevant for approval.

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What is the potential market size for PI-88 in the primary liver cancer indication?

CEO Justus Homburg

Hepatocellular carcinoma (HCC), or primary liver cancer, is the third leading cause of cancer death worldwide. In 2005, the American Cancer Society estimated that more than 500,000 cases of primary liver cancer were diagnosed worldwide. An estimated 80 percent of new cases occur in developing countries, primarily in the Asian region. In the US, 2006 estimates show that 18,510 new cases were diagnosed. In the same year, approximately 16,200 deaths due to HCC were recorded in the U.S

The world-wide incidence rate is expected to increase over the next two to three decades, driven by the estimated four million people with chronic hepatitis C infection, which is a recognised and well-established risk factor for the development of primary liver cancer.

Surgical resection of the tumour is the principal therapeutic intervention for eligible patients, who comprise between 15 to 35 percent of patients diagnosed with liver cancer. Recurrence rates of 75 to 100 percent at five years post-surgery are among the highest of any solid tumour and correspond to five year survival rates in the range of 26 to 50 percent and five year disease-free survival of just 13 to 29 percent.

There are currently no FDA-approved therapies to reduce this high risk of primary liver cancer recurrence in patients after resection.

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Bayer has recently filed an NDA for Nexavar for advanced primary liver cancer in the U.S. What are the differences between PI-88 and Nexavar?

CEO Justus Homburg

PI-88 and Nexavar are both being developed for primary liver cancer, but for different segments of the patient population. Onyx and Bayer have released survival data from the Phase 3 SHARP study detailing Nexavar’s utility for patients with advanced primary liver cancer that are not candidates for surgery and Progen is developing PI-88 as an additional treatment to resection amongst liver cancer patients who are amenable to surgery.

Both are angiogenesis inhibitors, but they work very differently (different mode of action) and may therefore have the potential to be used in combination or sequentially for the treatment of, amongst others, primary liver cancer patients who have had surgery or are no longer candidates for tumour resection. Both drugs function in broad terms as angiogenesis inhibitors and so we view the recent Nexavar data and NDA as a powerful validation for the development of PI-88 in this broad indication.

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Thank you, Justus.

For further information on Progen Pharmaceuticals Limited, visit www.progen-pharma.com or call Noreen Dillane on +61 7 3842 3333.

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